EXHIBIT 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

CHINA FIRE & SECURITY GROUP, INC.

1.           Pursuant to Sections 607.1006 and 607.1007 of the Florida Statutes, CHINA FIRE & SECURITY GROUP, INC., a Florida corporation (the "Corporation"), identified in the records of the Division of Corporations, Florida Department of State, by its file number P03000067135, hereby files these Amended and Restated Articles of Incorporation.

2.           The Corporation's present articles of incorporation, as amended and in effect on the date of the filing of these Amended and Restated Articles of Incorporation, are hereby deleted in their entirety and replaced by the following, effective at the time and on the date the Amended and Restated Articles of Incorporation are filed with the Florida Department of State, which shall thereupon be the Corporation's articles of incorporation as in effect until later further amended.

3.           Pursuant to the Agreement and Plan of Merger (as described in Article VI below), these Amended and Restated Articles of Incorporation were approved and adopted by the shareholders of the Corporation on September 22, 2011.  The number of votes cast for approval of the Amended and Restated Articles of Incorporation by the shareholders of the Corporation was sufficient for approval.

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ARTICLE I

The name of the corporation is CHINA FIRE & SECURITY GROUP, INC. (hereinafter the "Corporation").

ARTICLE II

The address of the principal office and mailing address of the Corporation is c/o Bain Capital Asia, LLC, 47th Floor, Cheung Kong Center, 2 Queen's Road, Central, Hong Kong.

ARTICLE III

The purpose for which the Corporation is organized is to transact any lawful business.

ARTICLE IV

This Corporation shall have the authority to issue One Thousand (1,000) shares of Common Stock having a par value of $0.01 per share.  Each issued and outstanding share of common stock shall be entitled to one vote on each matter submitted to a vote at a meeting of the shareholders.

ARTICLE V

The street address of the Corporation's registered office is 515 East Park Avenue, Tallahassee, Florida 32301 and the name of its registered agent at such office is NRAI Services, Inc.

ARTICLE VI

This Corporation shall indemnify its officers and directors to the fullest extent permitted by applicable law, including, without limitation, by advancing expenses of its officers and directors as provided in Section 6.12 of that certain Agreement and Plan of Merger, dated as of May 20, 2011, by and among Amber Parent Limited, an exempted company incorporated in the Cayman Islands, Amber Mergerco, Inc., a Florida corporation, and this Corporation.

ARTICLE VII

The Corporation shall not be subject to Section 607.0901 (Affiliated Transactions) or to Section 607.0902 (Control-Share Acquisitions) of the Florida Business Corporation Act.

IN WITNESS WHEREOF, the undersigned has executed these Amended and Restated Articles of Incorporation on behalf of the Corporation as of the fourth day of September, 2011.

By:	/s/ Brian Lin
Name:	Brian Lin
Title:	Chief Executive Officer